

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 9, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Ara K. Hovnanian
President and Chief Executive Officer
Hovnanian Enterprises, Inc.
110 West Front Street
P.O. Box 500
Red Bank, NJ 07701

> **RE:** **Form 10-K for the fiscal year ended October 31, 2008**
> **Definitive Proxy Statement on Form 14A filed February 4, 2009**
> **File No. 001-08551**

Dear Mr. Hovnanian:

We have reviewed your response letter dated February 20, 2009 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2008</u>

<u>Consolidated Financial Statements</u>

<u>Note 8 – Mortgages and Notes Payable, page F-18</u>

1. We note your response to comment 3 from our letter dated February 9, 2009 that you do not consider the minimum net worth and liquidity level covenants associated with your Master Repurchase Agreement to be material. We also note that you intend to delete certain disclosures about your history of compliance with these requirements. We believe that the

disclosures you have historically provided concerning your compliance with Master Repurchase Agreement covenants are helpful to investors and if such information may have qualitative materiality, we strongly request that you consider including the disclosures identified in your response letter.

2. We note that your Senior Secured, Senior and Senior Subordinated Notes do contain restrictive covenants that limit your ability to incur additional debt, pay dividends and make distributions on common and preferred stock, repurchase senior and senior subordinated notes, make other restricted payments, make investments, sell certain assets, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets and enter into certain transactions with affiliates. It is unclear to us why you believe that your lack of compliance with the restrictive covenant would not be material information in your public filings. In future filings, please include the requirement, a description of the restrictions and your actual fixed charge coverage ratio at each reporting date. Such disclosures should be included so long as you are not in compliance, or there remains a reasonable probability that you will, or may not be in compliance.

PROXY STATEMENT FILED APRIL 3, 2008

Compensation Discussion and Analysis, page 11

3. We note your response to prior comment 9. We understand that options are granted in an amount that is necessary to ensure that executives' total compensation falls within the median range of the Peer Group. However, with regard to "comparable financial performance", please clarify for us how financial performance is measured and what the financial performance is compared to. For example, do you compare your financial performance with that of other companies in the Peer Group, and then award options as part of an overall compensation package that is similar in amount to the Peer Group companies with similar performance? If so, what is the basis or measure for this comparison?

* * * *

Please respond to these comments within 10 business days. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant